October 4, 2024

Michael H. McLamb
Chief Financial Officer
MarineMax, Inc.
2600 McCormick Drive, Suite 200
Clearwater, FL 33759

       Re: MarineMax, Inc.
           Form 8-K
           Amendment No. 1 to Form 8-K
           Response dated June 11, 2024
           File No. 001-14173
Dear Michael H. McLamb:

       We have reviewed your June 11, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 3, 2024 letter.

Amended Form 8-K filed April 1, 2024
Item 1.05 Material Cybersecurity Incidents, page 1

1. We note that as of the date of your filing, the incident had not had a material impact on your operations and you were still in the process of determing whether it is reasonably likely to materially impact your financial condition or results of operations. Please confirm that, in future filings, where you have not determined if the incident has had a material impact to the company or is reasonably likely to have a material impact to the company, including its financial condition and results of operations, you will consider filing disclosures under Item 8.01 of Form 8-K rather than Item 1.05 of Form 8-K.
       Please contact Pearlyne Paulemon at 202-551-8714 or Suzanne Hayes at 202-551-3675
with any questions.
 October 4, 2024
Page 2



                     Sincerely,

                     Division of Corporation Finance
                     Office of Life Sciences
cc:   Manny Alvare